FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2023

Legion Works, Inc.

Commission File No. 024-11169

Delaware

(State or other jurisdiction of incorporation or organization)

Legion Works Inc.

4275 Executive Square, Suite 200

La Jolla, CA 92037

(619) 452-1542

84-3854992

Employer Identification Number

In this report, the term “Legion Works,” “we,” “us,” “our,” or “the Company” refers to Legion Works, Inc. This discussion contains forward-looking statements reflecting our plans, estimates and beliefs. Our actual results differ materially from those discussed in these forward-looking statements.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probably,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Item 1. Management’s Discussion and Analysis

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Therefore, the information set forth herein is likely to change upon audit. Operating results for the six months ended June 30, 2023 are not necessarily indicative of the results that can be expected for the year ending December 31, 2023.

Overview

Legion Works, Inc. was incorporated on November 20, 2019, as a Delaware corporation. The Company is building up a series of software, e-commerce and marketplace tools to help companies market and grow their businesses. The Company operates as a software development and acquisition company that develops software platforms and sources SaaS, e-commerce and online marketplace businesses in markets the Company believes are ripe for a tech-enabled venture to scale. The Company has been centralizing operations and adding sales, marketing and product initiatives at our subsidiaries.

The following discussion relates to Legion Works’ financial condition and results of operations and includes unaudited financial data through June 30, 2023, and should be read in conjunction with our financial statements and the related notes included in this semiannual report. The discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

During the period ended June 30, 2023, management focused its efforts on integrating its recent acquisitions into the Company, testing marketing and sales channels in an effort to try to grow the entities acquired and conducting R&D on new products to develop internally. This has largely involved hiring employees to build up staffing within operations at these subsidiaries, testing new marketing channels, and integrating books and records and other resources such as human resources. Further, the Company has been building our sales and marketing capabilities within the Company and its subsidiaries. In addition to research and development for products developed by Legion Works, we also incur expenses related to research and development of companies that we may acquire, which funds are provided by Legion Works and not by the revenue generated by the acquired company. For the remainder of 2023, the Company plans to continue its efforts in developing our acquired companies and assets, and does not expect to make additional acquisitions at this time. We have been developing two new products that we anticipate will provide a social networking platform for start-up leaders called Expedition, and a marketplace for athletes to connect with fans called Mighty.

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Operating Results

During the six months ended June 30, 2023 (“Interim 2023”), the Company had a net loss of $1,520,738 compared to a net loss of $1,126,168 for the six months ended June 30, 2022 (“Interim 2022”). As discussed below, the Company has seen a 11% increase in revenue in Interim 2023 compared to Interim 2022, however, that increase has been offset by increased expenses related to hiring and retaining employees and an increase in amortization expenses related to our recent acquisitions. An important aspect of our business, and its ability to generate revenue, has been impacted by the changes made by Google, Apple and Facebook beginning in 2022 with respect to tracking internet activity and privacy. See also “Key Trends,” below.

Results of Operations for the Six Months Ended June 30, 2023 Compared to the Six Months Ended June 30, 2022

Revenues

The Company’s revenue for Interim 2023 was $1,196,533 compared to $1,075,694 for Interim 2022. The Company’s revenue on a consolidated basis for Interim 2023 came from the operations of Hello Bar, LLC (“Hello Bar”), Growth Collective Solutions, Inc. (“Growth Collective”) and Dealify, Inc. (“Dealify”). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The contracts are monthly. However, based upon management’s analysis of the subscriber contracts, historically, the contracts for its software products are renewed on average over a seven to twelve month period. The Company also recognizes revenue from the sale, leasing or licensing of software, which is accounted for as a long term contract if significant customization or modification is involved. Otherwise, revenue from the sale, leasing or licensing of software will be recognized when there is persuasive evidence an arrangement exists, delivery has occurred, the Company’s price is fixed or determinable, and collection of the sales price is probable. The Company also recognizes revenue from the monetization of its platform applications once performance obligations as required under our customers’ contracts have been satisfied.

Sources of Revenue

The Company generates revenues by allowing its customers to use multiple interactive software platforms or online websites, including Hello Bar, Subscribers, Dealify and Growth Collective. Net increase in revenue of $120,839 was comprised of Hello Bar (decrease by $65,530), Growth Collective (increase by $119,048) and Dealify (increase by $67,321). Convert More has not yet generated revenue.

The Company’s revenue has been impacted by macro-economic trends in 2023. Overall, with uncertainties about the economy and a possible recession, our customers have reduced marketing spending. Given that our tools are primarily for marketers, this has meant lower conversion rates and lower growth rates than anticipated.

Also, venture capital investing in the first half of 2023 has seen a severe decline. We have a lot of customers who are start-ups, some of which are venture backed.  This means that some of our customers have pulled back on their spending.

Moreover, we have experienced the impact of the overall trend in the first half of 2023 of decreasing revenue as internet traffic has fallen and more well-funded competitors have driven up the cost of paid acquisition channels.

By the end of Interim 2023, our partnership with Neil Patel Digital (“NPD”), which used to be one of our largest partners, has effectively ended. Under the terms of our partnership agreement with NPD, Legion received from NPD 70% of the published price for Hello Bar and its products, including monthly subscription and overage fees, and $200 for each Managed Service customer. During 2021, NPD undertook a change of marketing strategy resulting in NPD promoting its own products instead of reselling those of other companies, including Legion Works. As result, revenue from our subsidiary, Hello Bar, has been decreasing to the point where we no longer receive any revenue from NPD as of Interim 2023. In addition to being in a partnership with NPD, they were a related party because NPD’s CEO, Mike Kamo, also serves on the Legion Works board of directors.

In order to cut expenses and enhance return on investment (ROI), while also working to sustain marketing efforts, we have been testing new paid and organic marketing channels inhouse. We have also had to create new features and product functionality to test new target markets in hopes of increasing conversion rates. To support that effort during 1H 2023, we hired additional staff and contractors, as discussed in detail below in “Operating Expenses.” In sum, we have had to do much more to maintain the same level of revenue. As a result, our increased expenses, particularly in the area of hiring employees, salaries and R&D expense have undercut the growth in revenue we attained during Interim 2023. Consequently, we have not achieved the level of growth that management had planned.

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Hello Bar has achieved profitability, and any additional investments would be made out of profits currently generated. Dealify, Growth Collective and Convert More remain in the startup phase. In particular, Dealify and Growth Collective have been challenged by changes in Facebook’s advertising, and we continue to test different marketing channels while reducing expenses. We invested heavily in Growth Collective during 1H 2023 by building a platform intended to automate a number of tasks while helping the revenue to scale.  Management expects to see further losses for the foreseeable future while we build our products, acquire more companies and assets, and establish our niche markets.

Operating Expenses

Operating expenses for Interim 2023 were $2,450,110 compared to $1,940,610 for Interim 2022.

G&A Expenses

Our largest increase in operating expenses occurred in General and administrative expenses which increased to $266,836 for Interim 2023 compared to $7,574 during Interim 2022. Most of this increased expense was due to R&D for Growth Collective. We have built a new technology platform for Growth Collective in an effort to drive faster growth through that subsidiary.

Salaries and Wages

The Company’s largest expense was salaries and wages, incurring $908,732 in Interim 2023. As a result of inflation and a shortage of skilled tech employees, the Company has had to increase compensation in an effort to attract and retain talent. We also needed to add a number of new positions within the Company in order to support our growth. This has been our fastest growing expense compared to Interim 2022.

Amortization

During Interim 2023, we recognized $473,884 as an incurred expense through amortization of our acquisitions compared to $429,447 for Interim 2022.

Liquidity and Capital Resources

As at June 30, 2023, the Company had net cash and cash equivalents of $3,458,130 compared to $4,673,907 as at December 31, 2022. To date, the Company’s largest source of funding has been the proceeds from its offering under Regulation A of units, each unit comprising one share of Voting Common Stock and one-half warrant to purchase one-half share of Voting Common Stock. During Interim 2023, the Company sold approximately 7,730 Units for gross proceeds of approximately $29,610. During that same period, 950 warrants were exercised for gross proceeds of approximately $3,088. As of September 15, 2023, the Company’s gross proceeds from this offering amounted to approximately $33,789, including approximately $3,088 received upon exercise of the underlying warrants.

The proceeds from the Regulation A offering were used to fund the acquisition of Hello Bar, Convert More, Dealify and Growth Collective.  As of December 31st, 2022 all financial obligations for each of these acquisitions have been fulfilled, including the two payments of $200,000 remaining under the Hello Bar purchase agreement, which were paid on July 6, 2022, and October 25, 2022. We also paid the last $50,000 payment due under our purchase agreement for Dealify on August 9, 2022. For details regarding our acquisitions see Note 4 to the unaudited financial statements. As of December 31st, 2022, Legion owns 100% of Hello Bar, 90% of Growth Collective, 94% of Dealify and 90% of Convert More.

Proceeds from the Regulation A offering were also used to fund operational efforts at Legion and its subsidiaries in 2022.  These proceeds were used to invest in resources and strategies to attempt to grow the Company’s subsidiaries, fund the work required to centralize administrative tasks, and to research additional acquisition or new venture efforts.

4

The Company does not generate sufficient revenue to cover all of its operating expenses at this time. Hello Bar generates sufficient revenue for its own operating expenses, and also pays for some of the salaries of Legion Works employees. We anticipate needing additional capital to acquire or start additional ventures.  With current market conditions, scaling additional ventures has proven to be more difficult and costly than anticipated. Moreover, we continue to see that raising additional capital during the current economic climate has become increasingly difficult.

The Company believes it has the necessary capital to fund operations for the next twelve months. However, as discussed above, we have observed a significant increase in operating expenses due to increased salaries and wages as a result of inflation, which we do not anticipate changing in the near future. We have also observed downward pressure on our revenue due to decreased internet traffic, changes in technology that limits our ability to collect data on behalf of our subscribers, and increased competition from well-funded competitors. In addition to these trends, further pressure on revenue has been from our need to increase spending on our marketing. Any change in these factors or the overall economy could have a material impact on our business plan, results of operations and financial condition.

The Company does not have any revolving credit facilities or other debt with which to fund its operations. If the Company is not able to raise enough capital through its Regulation A offering, or through other future offerings, including potential private offerings or debt, we may not be able to implement our business plans, including any proposed acquisitions, unless we obtain additional financing or are able to otherwise generate revenues and profits. There is no assurance that the Company will generate sufficient revenue now, or in the future, to sustain its operations without additional capital or that such funds, if available, will be obtainable on terms satisfactory to the Company.

Key Trends

The economy during 1H 2023 has impacted our business in a number of ways. Overall, concerns about the economy have resulted in our customers being more hesitant to renew their business with our subsidiaries.  Further, attracting new customers has become more difficult and expensive given increased competition and lower conversion rates given that potential customers have less cash and have found it more difficult to raise capital.  Continued changes across marketing platforms such as Google and Facebook have increased the costs of acquiring new customers.  Moreover, we have found that hiring employees, especially those having strong leadership skills and experience, has been difficult. Although higher inflation and a shortage of workers generally drove an increase of wages coming into 2023, our employees have not been asking for additional salary increases as 2023 continues. Given that inflation is not slowing down, we expect to have to further increase salaries and benefits to retain key employees and for us to have to increase the rates for our contractors. We are also seeing increased costs related to health care and other benefits that we provide our employees as part of our effort to hire and retain them. At the same time, we are seeing downward pressure on revenue because our customers are being more cautious with their spending on software and marketing so our overall conversion rates and the rates of new customers are declining.

While the Company faced significant market challenges in 2023, it also believes its overall business plan and managerial discipline position it well to navigate these challenges. Unlike many early-stage companies, Legion’s operations are diversified in nature.  Further, because the Company acquired its current subsidiaries, there exists real asset value for those subsidiaries, which value is based on traction and revenue rather than future potential alone.  The Company also believes it has built a series of financial tracking and operational schemas to allow it to be nimble in the event that raising additional capital becomes difficult.  Finally, the Company believes that its leadership team has experience navigating market uncertainties, since they have built companies in both markets fueled by tailwinds and challenged by headwinds.

The Company believes that the challenges of 2023 will continue to accelerate for the remainder of the year. We are experiencing headwinds as customers continue to pull back on spending for marketing, increased churn of customers, and greater hesitancy by our customers to continue to spend more or even at the same rate. Nevertheless, the Company remains committed to its mission and is developing new products that we believe will strengthen our position in this market. We are branching out into artificial intelligence, with our new platform, Mighty, an AI marketplace that helps fans connect to and support the athletes and teams they like the most. We are also working to develop a new product, based on the model used in our Growth Collective, that would apply to engineering talent. These efforts may require additional capital to execute.  While the Company believes that raising capital in 2023 will be more difficult than previous years for all tech and early-stage companies, it also believes that its business model has strong appeal in the current market environment.

Given market uncertainties in 2023, the Company believes it will need to remain nimble, understand each of its ventures well through strong data and analytics, invest in its team to develop further leadership skills, and test new markets and strategies for its subsidiaries quickly and affordably.

Item 2. Other Information

None.

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Item 3. FINANCIAL STATEMENTS (UNAUDITED)

LEGION WORKS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

 (A Delaware Corporation)

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LEGION WORKS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2023 & DECEMBER 31, 2022

ASSETS	June 30, 2023 (Unaudited)	December 31, 2022 (Audited)
Current Assets
Cash and cash equivalents	$3,458,130	$4,673,907
Account receivables	$55,042	$52,850
Prepaid expenses	$9,705	$3,303
Other Current Assets	$44,725	$12,977
Total Current Assets	3,567,602	4,743,037

Non Current Assets
Cost of App platform software	1,835,000	1,835,000
Intangible assets	2,468,690	2,468,690
Goodwill	17,280	17,280
Accumulated amortization	(2,373,162)	(1,899,278)
	1,947,808	2,421,692

Other Assets
Property plant and equipment	20,178	20,178
Accumulated depreciation	(10,654)	(9,293)
	9,524	10,885

TOTAL ASSETS	5,524,934	7,175,614

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued expenses	132,221	235,056
Short term loans	22,450	22,450
Other current liabilities	148,312	79,388
Total current liabilities	302,983	336,894

TOTAL LIABILITIES	302,983	336,894

Stockholders' Equity:
Super Voting Common Stock, $0.0001 Par Value; 20,000,000 Shares Authorized; 9,350,000, Issued and outstanding as of June 30, 2023 and December 31, 2022.	935	935
Voting Common Stock, $0.0001 Par Value; 80,000,000 Units Authorized; 4,372,376 and 4,364,646 Issued and Outstanding, as of June 30, 2023 and December 31, 2022.	437	436
Additional paid-in capital, net of capital raise expenses	9,335,687	9,407,293
Warrants Equity	1,308,197	1,305,109
Non-Controlling Interest	(146,453)	(77,869)
Retained deficit	(5,276,852)	(3,797,184)
TOTAL STOCKHOLDERS' EQUITY	5,221,950	6,838,720

TOTAL LIABLITIES AND STOCKHOLDERS' EQUITY	5,524,933	7,175,614

 See the accompanying notes, which are an integral part of these unaudited financial statements.

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LEGION WORKS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE PERIOD JANUARY 01-JUNE 30, 2023 & 2022

	Jan – June, 2023	Jan – June, 2022

REVENUE
Revenues	1,196,533	1,075,694
TOTAL REVENUE	1,196,533	1,075,694

Cost of Revenues	286,206	281,858
TOTAL COST OF REVENUES	286,206	281,258

OPERATING EXPENSES
Advertising and marketing	194,513	212,691
Amortization	473,884	429,447
Bank charges and fees	1,230	901
Contractors	233,816	337,529
Dues and subscriptions	165,493	142,722
General and administrative	266,878	7,574
Taxes, Licenses & Insurance	22,365	39,265
Office supplies and software	19,230	49,241
Payroll fees and taxes	62,162	48,207
Professional and legal	7,147	79,697
Rent	1,941	90
Salaries and wages	908,732	586,163
Transportation	20,720	7,085
TOTAL EXPENSES	2,450,110	1,940,610

OTHER (INCOME) & EXPENSES
Interest	(23,901)	(21,966)
Foreign currency translation (gain) loss	3,495	-
Depreciation	1,361	1,361
Other income		-
TOTAL OTHER (INCOME) & EXPENSES	(19,045)	(20,606)

NET INCOME (LOSS)	(1,520,738)	(1,126,168)
Minority interest in earnings of subsidiaries	(68,584)	-
NET LOSS ATTRIBUTABLE TO LEGION WORKS, INC AND SUBSIDIARIES	(1,452,154)	(1,126,168)

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

 See the accompanying notes, which are an integral part of these unaudited financial statements.

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LEGION WORKS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE PERIODS ENDED JUNE 30, 2023 AND 2022

	Common Stock		Additional
	Super Voting	Voting	paid-in capital	Warrants	Earnings	Controlling Interest	Total

BALANCE, DECEMBER 31, 2021	$935	$399	$8,898,667		(1,563,154)	(5,896)	7,330,952

Issuance of shares	$-	$37	$938,835	1,305,109	-		2,243,981

Net income(loss) from operations	$-	$-	$-		(2,234,031)	(71,973)	(2,306,004)

Cost of raising capital	$-	$-	$(430,209)		-		(430,209)

BALANCE, JUNE 30, 2022	$935	$399	$10,347,539		(2,689,962)		7,658,911

BALANCE, DECEMBER 31, 2022	$935	$436	$9,407,293	1,305,109	(3,797,184)	(77869)	6,838,720

Issuance of shares	$-	$1	29,610	3,088	-		32,698

Net income(loss) from operations	$-	$-	$-		(1,452,154)	(68,584)	(1,520,738)

Cost of raising capital	$-	$-	$(101,215)		-		(101,215)

BALANCE, JUNE 30, 2022	$935	$437	$9,335,687	1,308,197	(5,249,338)	(146,453)	5249,464

 See the accompanying notes, which are an integral part of these unaudited financial statements.

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LEGION WORKS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIOD ENDED JUNE 30, 2023 AND 2022

	JAN-JUNE 2023	JAN-JUNE 2022

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(1,452,154)	(1,126,168)
Depreciation	$1,361	1,361
Amortization	$473,884	432,212
Minority interest in subsidiary earnings	$(68,584)	(45,128)
Foreign currency translation gain	$-	-
Adjustments to reconcile net income to cash provided by operating activities:
Changes in operating assets and liabilities	$(101,766)	(41,440)
Net cash provided by (utilized in) operating activities	$(1,147,259)	(779,163)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of subsidiary	$-	-
Property, plant and equipment acquisition	$-	-
Intangible asset acquisition	$-	-
Net cash provided by (used in) investing activities	$-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	$1	-
Additional paid-in capital, net of capital raise expenses	$(71,606)	1,448,872
Proceeds from exercising of warrants	$3,088	-
Proceeds from issuance (payment) of note payable	$(300,000)	(300,000)
Proceeds from related party payable	$-	-
Net cash provided by (used in) financing activities	$(68,517)	1,148,872

Net (decrease)/increase in cash and cash equivalents	$(1,215,777)	369,709

Cash and cash equivalents, beginning of period	$4,673,907	5,013,056

Cash and cash equivalents, end of period	$3,458,130	$5,382,765

 See the accompanying notes, which are an integral part of these unaudited financial statements.

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LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND DECEMBER 31, 2022

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Legion Works, Inc. (the “Company”) was incorporated on November 20, 2019 as a Delaware Corporation. The Company’s corporate year-end is December 31.

The Company is a newly organized information technology software acquisition company incorporated as a Delaware corporation and located in San Diego, California. The Company was formed for the purpose of acquiring companies that have developed software platforms targeted to high growth economic markets. The Company pro-actively sources SaaS (Software as a Service) businesses in markets the Company understands that are ripe for a tech-enabled venture to scale. The Company identifies markets with specific and known needs with recurring revenue and targets enterprises within that market. The Company’s management enhances the target by providing expertise in tech, marketing, business development and operations to dramatically increase scale and profitability. The Company’s management team has had historic success sourcing, acquiring, growing and monetizing these types of companies and believes this experience makes the Company well suited to identify, source, negotiate and execute software company acquisitions with the ultimate goal of pursuing attractive risk-adjusted returns for our shareholders. The Company will seek business opportunities primarily in online software, including, but not limited to marketing and sales software tools and e-commerce software tools. The Company will be opportunistic in seeking acquisitions both in the United States and internationally.

Based upon a Membership Interest Purchase Agreement dated December 29, 2020, the Company purchased one hundred percent (100%) of the outstanding Membership Units of Hello-Bar, LLC for a purchase price of $2,750,000; comprised of cash at closing of $950,000 and a non-interest-bearing Promissory Note in the amount of $1,800,000. The imputed interest on the Promissory Note is $42,805 which reduced the cost of Contracts in process in the amount of $42,805. The purchase price was based upon an Enterprise Valuation prepared by StoneBridge Advisory, Inc. As a result, the Company’s financial statements include the consolidation of the Company and its subsidiary, Hello-Bar LLC. Hello- Bar, LLC has a valued brand, recognized for its multiple software product platforms and interactive websites, which are utilized by many subscribers. The CEO of the Company was also the CEO of Hello- Bar, LLC, commencing January 2019. (See Note 4 for purchase details)

Based upon a Shareholder Agreement dated March 26, 2021, the Company purchased ninety percent (90%) of the outstanding common stock of Convert More, Inc. for a cash purchase price of $67,500. The purchase price was based upon managements determination of fair market values of the acquired assets. As a result, the Company’s financial statements include the consolidation of the Company and its subsidiary, Convert More, Inc. Convert More, Inc. was acquired mainly due to its code base which the seller spent one year developing. (See Note 4 for purchase details)

Based upon a Shareholder Agreement dated November 5, 2021, the Company purchased ninety four percent (94%) of the outstanding common shares of Dealify, Inc. for a purchase price of $467,280; comprised of cash at closing of $300,000, a non-interest-bearing Promissory Note in the amount of $150,000 and capitalized legal and accounting fees of $16,030 and $1,250, respectively. The imputed interest on the Promissory Note is $215 for the year ended December 31, 2021. The purchase price was based upon the agreements value statement in which the buyer ascribed value to the various assets owned by the company. As a result, the Company’s financial statements include the consolidation of the Company and its subsidiary, Dealify, Inc. (See Note 4 for purchase details)

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Based upon a Stock Purchase Agreement dated November 16, 2021, the Company purchased ninety percent (90%) of the outstanding common shares of Growth Collective Solutions, Inc. for an original cash purchase price of $1,200,000. The initial purchase price was increased by $145,105 by the total cash and net accounts receivable held by Growth Collective, then subsequently decreased by a total of $176,920 for the company’s transaction expense and indebtedness. These adjustments resulted in a net purchase price of $1,168,185 as outlined in the purchase agreement. The acquisition price was also increased by capitalized legal and accounting fees of $8,361 and $1,250, respectively. The purchase price was based upon the agreements value statement in which the buyer ascribed value to the various assets owned by the company. As a result, the Company’s financial statements include the consolidation of the Company and its subsidiary, Growth Collective, Inc. (See Note 4 for purchase details)

Based upon the Stock Purchase Agreement dated September 22, 2022, the Company purchased a hundred percent (100%) of the outstanding common shares of Legion Works GmbH. (See Note 4 for purchase details)

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

BASIS OF PRESENTATION

The consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. These require the use of estimates and assumptions that affect the assets and liabilities reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Although the Company uses its best estimates and judgments, actual results could differ from these estimates as future confirming events occur.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

RISKS AND UNCERTAINTIES

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

CONCENTRATION OF CREDIT RISK

The Company maintains its cash with a financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. The Company maintains balances in excess of the federally insured limits.

CASH AND CASH EQUIVALENTS

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account and online payment platforms. As of June 30, 2023 and December 31, 2022, the Company had $3,458,130 and $4,673,907 of cash on hand, respectively.

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PROPERTY AND EQUIPMENT

Property and equipment is initially recorded at cost and subsequently measured at cost less accumulated depreciation. Depreciation is recognized in Consolidated Statements of Operations and is provided over the estimated useful life of the assets as follow:

Computer Equipment	- 5 years straight line
Servers	- 7 years straight line
Software	- 3 years straight line

RECEIVABLES AND CREDIT POLICY

Based upon monthly contracts, (see discussion below), the Company sells subscriptions to use the various software app platforms. Trade receivables from subscribing customer contracts are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables will be stated at the amount billed to the customer. Payments of trade receivables will be allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced any write-downs in its accounts receivable balances.

INTANGIBLE ASSETS

In compliance with ASC 730-10, Research and Development expenditures, the Company capitalized and carries forward as assets, the costs to purchase and or develop multiple interactive software platforms, monetized through contract subscription revenues. Research is the planned efforts of a company to discover new information that will help create a new product or service. Development takes the findings generated by research and formulates a plan to create the desired platform Apps. The Company applies the GAAP capitalization requirements of the “waterfall” approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the multiple platform Apps software and amortizes the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed.

The Company reviews the carrying values of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

DEFERRED SYNDICATION EXPENSE

Financial Accounting Standard Board Accounting Standards Codification number 340-10-S99-1, Other Assets and Deferred Costs, allows specific, incremental costs directly related to securities offerings to be deferred and charged against the gross proceed of the offering. The Company wrote off deferred syndication expenses, including professional fees, marketing, broker dealer and other related expenses in the amount of $ 101,215 and $245,283 in June 2023 and December 2022, respectively.

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FAIR VALUE MEASUREMENTS

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework (Topic 820) - Changes to the Disclosure Requirement for Fair Value Measurement. This guidance removes or modifies various disclosures relating to the activity or reconciliation of Level 1, Level 2 and Level 3 fair value measurements. It is effective for interim and annual periods beginning after December 15, 2019. Management evaluated this guidance and there is material impact on the consolidated financial statements.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its assets and liabilities based on a fair value hierarchy that includes 3 levels of inputs that may be used to measure fair value. The 3 levels are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are those other than quoted prices that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Company’s own assumptions about the inferences that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Company’s own data.

REVENUE RECOGNITION

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The contracts are monthly. However, based upon management’s analysis of the subscriber contracts, historically, the contracts are renewed on average over from a seven to twelve month period. For the period ending June 30, 2023 and 2022 the Company generated revenues of $1,196,533 and $1,075,694 respectively.

SOFTWARE REVENUE RECOGNITION

The AICPA’s Accounting Standards Executive Committee (AcSEC) issued SOP 97-2, which provided guidance on when and how to recognize revenue from the sale, lease or licensing of computer software. It does not apply to the sale of products containing software that is incidental to the product being sold. Accordingly, the Company complies with the standards set forth therein as follows:

If the sale of computer software involves significant customization, modification or production, the transaction will be accounted for as a long-term contract. In all other cases, revenue will be recognized when the following four conditions are met:

•	Persuasive evidence of an arrangement exists
•	Delivery has occurred
•	The Company’s price is fixed or determinable
•	Collectability of the selling price is probable

REVENUE RECOGNITION – MONITIZATION OF PLATFORM APPLICATION

The multiple applications (“Apps”) purchased provide the Company’s subscribers with online marketing and analytics software. These Apps generate recurring subscription revenue on a monthly or annual basis. Deferred revenue arises due to the timing differences between funds received upon the signing of the Order Form and revenue earned over the one-year period.

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INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. There is no income tax provision for the company for the period from inception through June 30, 2023, as the company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022, the unrecognized tax benefits accrual was zero.

The Company is a C Corporation under the Internal Revenue Code and a similar section of the state code.

All income tax amounts reflect the use of the liability method under accounting for income taxes. Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes arising primarily from differences between financial and tax reporting purposes. Current year expense represents the amount of income taxes paid, payable or refundable for the period.

Deferred income taxes, net of appropriate valuation allowances, are determined using the tax rates expected to be in effect when the taxes are actually paid. Valuation allowances are recorded against deferred tax assets when it is more likely than not that such assets will not be realized. When an uncertain tax position meets the more likely than not recognition threshold, the position is measured to determine the amount of benefit or expense to recognize in the consolidated financial statements.

The Company’s income tax returns from 2019 to 2022 are subject to review and examination by federal, state and local governmental authorities. As of June 30, 2023, there is no ongoing examination with federal, state and local governmental authorities. To the extent penalties and interest are incurred through an examination, they would be included in the income tax section of the consolidated statements of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

In October 2021, the FASB issued Accounting Standards Update (ASU) 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. ASU 2021-08 changes the accounting for contract assets and liabilities acquired in a business combination by requiring an acquiring entity to measure contract assets and liabilities in accordance with FASB Accounting Standards Codification (FASB ASC) 606, Revenue from Contracts with Customers. Under current GAAP, an acquirer generally recognizes assets acquired and liabilities assumed in a business combination, including contract assets and contract liabilities arising from revenue contracts with customers and other similar contracts that are accounted for in accordance with FASB ASC 606, at fair value on the acquisition date. Initial fair value measurement for acquired revenue contracts in a business combination can be complex and require significant judgment. Moreover, diversity exists in current practice for determining the fair value of contract liabilities for certain revenue arrangements and stakeholders have raised questions about how to apply FASB ASC 805, Business Combinations, to contracts with a customer acquired in a business combination. To address those issues, ASU 2021-08 requires an acquirer to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with FASB ASC 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with FASB ASC 606 as if it had originated the contracts. For nonpublic entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments in ASU 2021-08 should be applied prospectively to business combinations occurring on or after the effective date of the amendments. Management is currently evaluating the impact of adopting this new guidance on the Company’s consolidated financial statements.

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

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In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company has no lease that is over 12 months term as of June 30, 2023. Management does not expect to have material impact on the consolidated financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 2 - RISKS AND UNCERTAINTIES

For the periods ending June 30, 2023 and 2022 the Company generated losses of $1,520,738 and $1,126,168, respectively. Operations began November 20, 2019. There can be no assurance that the Company will successfully be able to generate profitable operations.

NOTE 3 - CASH CONCENTRATION

The Company maintains funds in a financial institution that is a member of the Federal Deposit Insurance Corporation. As such, funds are insured based on the Federal Reserve limit. The Company has not experienced any losses to date, and management believes it is not exposed to any significant credit risk on the current account balance.

NOTE 4 – PURCHASE OF SUBSIDIARY COMPANIES

HELLO BAR, LLC

As of December 29, 2020, the Company purchased one hundred percent (100%) of the outstanding Membership Units of Hello-Bar, LLC for a purchase price of $2,750,000; comprised of cash at closing of $950,000 and a non-interest bearing Promissory Note in the amount of $1,800,000. The Company has also agreed to provide additional working capital in the amount of $50,000. The financial highlights of the purchase transaction are as follows:

HELLO-BAR, LLC

Balance Sheet Financial Highlights

December 29, 2020

Cash		$56,968
Accounts receivable, net		$-
Contracts in process, net	(a)	$583,805
Subscribers marketing software	(b)	$450,000
App platform software	(c)	$1,250,000
Website	(d)	$35,000
Restrictive covenants	(e)	$20,000
Domain, brand, trademark and other	(f)	$311,422
Total		$2,707,195

a.

The Company purchased a revenue stream of subscription contracts of subscriber end users of the software. Historically, the monthly contracts automatically renew for a period of from seven to twelve months. As a result the Company present valued the estimated revenues from such contracts at a market discount rate. Due to the non interest bearing note payable to Seller, the Company netted the imputed interest of $42,805, against the Contracts in process of $626,610. The Company included the asset on the balance sheet of $581,115 net of $2,690 representing one day amortization.

b.	The Company acquired and now owns the Subscribers marketing software platform.
c.	The Company acquired multiple interactive software platforms which the Seller developed and maintained over multiple years.
d.	The Company independently determined the fair value of the Hello-Bar, LLC Website.
e.	It is the understandings of the purchase transaction, that Seller would abide by certain restrictive covenants, including competition, solicitation, disparagement and other.
f.	Management provided the fair value of the domain, brand, trademarks and other.

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CONVERT MORE, INC. (FORMERLY, ONBOARD FLOW LIMITED)

As of March, 26, 2021 the company purchased ninety percent (90%) of the common stock of Convert More, Inc. for a purchase price of $67,500. The financial highlights of the purchase transaction are as follows:

CONVERT MORE, INC.

Balance Sheet Financial Highlights

March, 26, 2021

Code base	(a)	$60,000
Domain, brand, trademark and other	(b)	$2,500
Customer database	(c)	$2,500
Content	(d)	$2,500
Total		$67,500

a.

Convert More’s team has previously developed many products. The Seller spent 1 year building the product. To build what we bought it would have cost more than the purchase price, but we would ascribe $60,000 of the purchase to the code base.

b.	Management kept the brand/name/URL. Management believes that to be worth $2,500 at the time of acquisition.
c.	Convert More had a small amount of content that enabled some organic traffic to the site. Management believes that to be worth $2,500 at the time of acquisition.
d.	Convert More was earning about $200-$250 per month in revenue at the time of acquisition. Retention was strong; therefore 12 months would be another $2,500.

DEALIFY, INC.

As of November 5, 2021 the company purchased ninety four percent (94%) of the common stock of Dealify, Inc. for a purchase price of $467,280; comprised of a $300,000 cash payment, a $150,000 non-interest bearing promissory note and capitalized legal and accounting fees of $16,030 and $1,250, respectively. The financial highlights of the purchase transaction are as follows:

DEALIFY, INC.

Balance Sheet Financial Highlights

November 5, 2021

Website	(a)	$100,000
Restrictive covenants	(b)	$70,000
Domain, brand, trademark and other	(c)	$6,500
Customer database	(d)	$70,000
Email Marketing	(e)	$140,000
Operational cash	(f)	$3,000
Organic web traffic	(g)	$60,500
Total		$450,000

a.

The interactive website and e-commerce app at www.dealify.com would cost significant time and money to recreate. Based on the Buyer’s extensive experience in designing and building of websites and interactive web-based apps, it estimates the value of the website to be $100,000.

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b.

The Seller has developed significant knowledge of its industry and many best practices in making www.dealify.com successful. This Agreement establishes restrictive covenants that limit the ability for the Seller to be able to create a similar online website or interactive app that would compete with the Company. The Buyer estimates these restrictive covenants to be worth $70,000.

c.	The Buyer has consulted with third-party web domain valuation websites and estimates the domains www.dealify.com and www.dealify.io to be worth $6,500.
d.

The Company has built a database of customers who have purchased from the www.dealify.com website since its inception. These customers have a history of purchasing on the site. The Company believes this database to be worth $70,000.

e.

The Company has accumulated a large email list of companies and individuals interested in receiving offers to buy software deals promoted by the Company. The Company currently has 17,380 email subscribers and, on average, each of those subscribers is worth $1.58 in gross revenue per month. The Buyer believes that this list will continue to produce consistent revenue for a minimum of 2 years. It has discounted the total revenue this would produce over this time period and believes this list to be valued at $140,000.

f.	Per this Agreement, the Seller is transferring $3,000 in operational cash at Close.
g.

The Buyer has significant experience in developing organic web traffic for websites and online interactive apps. Doing so requires a significant investment of time and money and is hard to replace. The Buyer believes the organic traffic that the Company has amassed is worth at least $60,500.

GROWTH COLLECTIVE

On November 16, 2021 the company purchased ninety percent (90%) of the common stock of Growth Collective, Inc. for an initial purchase price of $1,200,000. The initial purchase price was increased by $145,105 by the total cash and net accounts receivable held by growth collective. Then subsequently decreased by a total of $176,920 by the company transaction expense and indebtedness. Finally, the price is increased by capitalized legal and accounting fees of $8,361 and $1,250, respectively.  These adjustments resulted in a final purchase price of $1,177,796. The financial highlights of the purchase transaction are as follows:

GROWTH COLLECTIVE, INC.

Balance Sheet Financial Highlights

November 16, 2021

Cash & net accounts receivable	(a)	$145,105
Indebtedness	(b)	$(176,920)
Operational cash	(c)	$100,000
Marketing Website	(d)	$40,000
Platform application	(e)	$135,000
Expert community	(f)	$250,000
Customer database	(g)	$450,000
Domain name	(h)	$4,500
Organic web traffic	(i)	$45,500
Restrictive covenants	(j)	$175,000
Total		$1,168,185

a.	Per this Agreement, the Seller is transferring $100,000 in operational cash at close.

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b.

Buyer has extensive experience designing and building marketing websites. Based on its experience, it estimates that the marketing website at www.growthcollective.com would cost approximately $40,000 to design and build.

c.

Buyer also has extensive experience designing, building and maintaining web based software applications. The app at www.growthcollective.com would take significant time and cost to create. It uses a series of different third party software applications that have been wired together using a series of different APIs to create a user-friendly experience. This customization and wiring together of multiple different software platforms would cost an estimated $135,000.

d.

The Company has accumulated a community of world-class marketing experts that it matches companies to within its business model. These experts are very difficult to attract and are highly sought after, creating a strong market resource required for the growth of the business. This community of marketing resource have skills across key marketing disciplines including email marketing, Search Engine Optimization, Social Media Advertising, Google Advertising and many other high growth marketing areas. The company has researched, attracted and vetted all experts in its marketplace. The number of experts in its marketplace is currently over 500; it would take multiple years and extensive expense to develop a similar expert community. This is community is key to the continued success of the business and is estimated by the buyer to be worth $250,000.

e.

The Company has built a database of customers current and past that provides a high probability of future revenue. These customers have a history of consistently purchasing and it is estimated that current customers have a very high probability of continuing to produce revenue for the company for at least eight months. Based on this high probability, Buyer believes that current customers will continue to generate at least $65,000 in revenue for eight months. Therefore, Buyer believes this customer database to be worth at least $450,000.

f.	The Buyer has consulted with third-party web domain valuation websites and estimates the domain www.growthcollective.com to be worth $4,500.
g.

Buyer has significant experience in developing organic web traffic for websites and online interactive apps. Creating sustainable and ongoing organic web traffic requires the creation of intellectual property in the form of articles and blog posts as well as getting inbound links from other websites. The Company has created many articles that have resulted in a steady flow of monthly visitors, some of whom become leads and customers each month. Doing so requires a significant investment of time and money and is hard to replace. The Company’s current organic web traffic drives a significant and consistent number of new business leads on a monthly basis. Given the large revenue that can be generated from each customer, these leads are valuable. The Buyer believes the organic traffic that the Company has amassed is worth at least $45,500.

h.

The Seller has developed significant knowledge of its industry and many best practices in making the Company successful. This Agreement establishes restrictive covenants that limit the ability for the Seller to be able to create a similar online website, marketplace or interactive app that would compete with the Company. The Territory for this non-compete includes most of the largest software and business markets in the world, including North America, South America, Europe and the United Kingdom. The Buyer estimates these restrictive covenants to be worth $175,000.

LEGION WORK GmbH

On September 22, 2022 the Company purchased a hundred percent (100%) of the common stock of Legion Work GmbH. The share capital of Legion Works GmbH amounts to EUR 25,000.00. Below is the financial highlights of the purchase transaction are as follows:

LEGION WORKS GmbH

Balance Sheet Financial Highlights

September 22, 2022

Cash	$26,815
Total	$26,815

a.	There are no intangible assets as of June 30, 2023.

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NOTE 5 – CLOUD BASED AND APP PLATFORM SOFTWARE AND INTANGIBLE ASSETS

Due to the acquisitions of Hello Bar, Convert More, Inc., Dealify, Inc. and Growth Collective, the following intangible assets were acquired as of December 31, 2021.

Description	Amount	Useful Life
Subscribers marketing software	$450,000	Five years
Application platform software	$1,385,000	Five years
Total app platform software	$1,835,000
Website	$175,000	Five years
Restrictive covenants	$261,158	Three years
Domain, brand, trademark and other	$324,922	Five years
Customer database	$522,500	Five years
Email marketing	$140,000	Five years
Organic web traffic	$106,000	Five years
Expert community	$250,000	Five years
Code base	$60,000	Five years
Content	$2,500	Five years
Customer contracts	$626,610	Three years
Total Intangibles	$2,468,690
Goodwill	$17,280	Fifteen years

Acquired finite-lived intangible assets are amortized on a straight-line bases over the estimated useful lives of the assets. If the estimated useful life assumption of any asset is changed the remaining unamortized balance is amortized over the revised estimated useful life. The Company decided to provide full-year amortization for the intangible assets in the year of purchase irrespective of the date on which acquisition was done.

NOTE 6 – CAPITAL RAISE EXPENSES

Between January 1, 2023, and June 30, 2023, the Company incurred approximately $ 101,215 in offering expenses. As of December 31, 2022, the Company had accumulated approximately $1,616,008 in expenses related to raising capital. The securities offering expenses are primarily comprised of legal, accounting and broker dealer fees. All capital raise expenses have been deducted against capital.

NOTE 7 – PROMISSORY NOTES

HELLO BAR, LLC – PROMISSORY NOTE PAYABLE

On December 31, 2020, in connection with the purchase of 100% of the outstanding membership units of its subsidiary company Hello-Bar LLC, the Seller took back a non-interest-bearing Promissory Note in the amount of $1,800,000. On March 31, 2021, the Company paid the Seller one million dollars ($1,000,000). The Company paid the Seller for the remaining balance during 2022 and there is no outstanding balance as of June 30, 2023.

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DEALIFY, INC. - PROMISSORY NOTE PAYABLE

On November 5, 2021, in connection with the purchase of 94% of the outstanding common shares of its subsidiary company Dealify, Inc. the Seller took back a non-interest bearing Promissory Note in the amount of $150,000. On December 31, 2021, the Company paid the Seller $50,000. The Company paid the Seller for the remaining balance during 2022 and there is no outstanding balance as of June 30, 2023.

NOTE 8 – INCOME TAXES

For income tax purposes the Company will deduct research and development and other intangible asset costs when incurred. For financial purposes such costs have been capitalized. Deferred income taxes arise as a result of these timing differences.

NOTE 9 - RELATED PARTY TRANSACTIONS

RELATED PARTY CAPITAL CONTRIBUTION

As of June 30, 2023 and 2022, officers of the Company have contributed $935 to purchase 9,350,000 shares of super Voting Common Stock.

RELATED PARTY PAYABLES

In relation to the acquisition of Hello-Bar, the Company owed Michael Kamo (the “Previous Owner”) $800,000. The outstanding balances were $0 as of June 30, 2023, and December 31, 2022, respectively. Under the terms of the Purchase Agreement, the Company purchased Hello-Bar from the Previous Owner who, prior to this transaction, held 100% of Hello-Bar’s membership interests. The Previous Owner also currently serves as Chairman of the Board of Directors and served as the Company’s COO from inception until April 29, 2022. Furthermore, Ryan Bettencourt, the Company’s CEO, formerly served as the CEO of Hello-Bar. The parties to the Purchase Agreement obtained a third-party valuation of Hello-Bar prior to agreeing to a purchase price, which included seeking offers through a broker from interested parties to establish a fair market value for Hello-Bar. The parties agreed to a purchase price that is discounted from the third party valuation and is payable over two years with no stated interest rate.

NOTE 10 – SHARHOLDER EQUITY

The Shareholders’ equity is comprised of two classes of common stock; Super Voting Common Stock and Common Stock. As of June 30, 2023, the company has authorized the issuance of 20,000,000 shares of Super Voting Common Stock and 80,000,000 shares of its Voting Common Stock, see discussion below for additional information.

SUPER VOTING COMMON STOCK

Super Voting Common Stock has a par value of $0.0001, 9,350,000 issued and outstanding as of June 30, 2023, and December 31, 2022. Each shareholder shall have four votes (4) for each share held by such shareholder.

COMMON STOCK UNITS

Voting Common Stock has a par value of $0.0001, 4,372,736 and 4,364,646 shares issued and outstanding as of June 30, 2023, and December 31, 2022. Each shareholder shall have one vote (1) for each share held by such shareholders.

The Company is authorized to issue 11,400,000 Common Stock Units (“Units”), consisting of one share of Voting Common Stock and one-half warrant to purchase one half share of Voting Common Stock (a total of 5,700,000 warrants) through an offering exemption from registration under Regulation A (the “Regulation A Offering”). The shares of Voting Common Stock and the warrants that are components of the Units will be immediately separable and issued separately but will be purchased together. The warrants are exercisable within 18 months from the date of issuance, when they expire. The price for each Unit sold after January 2, 2022 was $3.60 and the exercise price for each warrant was $4.65 per share of the Company’s Voting Common Stock, subject to adjustment (“2022 Warrant”). Between May 18, 2021, and January 2, 2022, the price for each Unit was $3.00 and the exercise price for each warrant was $3.90 per share of the Company’s Voting Common Stock (“2021 Warrant”). Prior to May 18, 2021, the price for each Unit was $2.50 and the exercise price for each warrant was $3.25 per share of the Company’s Voting Common Stock. The Company is authorized to raise up to $53,197,308 through this offering.

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As of December 31, 2022, the Company has issued 4,364,646 shares of Voting Common Stock, plus 525,789 warrants to purchase Voting Common Stock, for net proceeds of $10,712,402. The funds are included in additional paid-in capital. As of June 30, 2023, the Company has issued 4,372,376 shares of Voting Common Stock, plus 526,739 warrants to purchase Voting Common Stock, for net proceeds of $10,643,884. The funds are included in additional paid-in capital.

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES

WARRANTS

Pursuant to the offering described under Note 10 Shareholder Equity, the Company will issue warrants to purchase one-half of Voting Common Stock at a purchase price of $4.65 and $3.90 per share of common stock for 2022 Warrant and 2021 Warrant, respectively.

LEGAL MATTERS

In the normal course of business, the Company may become a party to litigation matters involving claims against it. At June 30, 2023, there are no current matters that would have a material effect on the Company’s financial position or results of operations.

NOTE 12 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 15, 2023, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure in the consolidated financial statements.

NOTE 13 – GOING CONCERN

These consolidated financial statements are prepared on a going concern basis.  The Company began operations in 2019. For the period from inception to June 30, 2023, the Company has losses aggregating $5,276,852. The Company’s ability to continue is dependent upon management’s plan to raise additional funds and achieve profitable operations. These circumstances create material uncertainties that cast significant doubt as to the ability of the Company to continue as a going concern. The consolidated financial statements do not include any adjustments to the carrying value and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

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Item 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation (1)
2.2	Bylaws (1)
2.3	Amendment No. 1 to Bylaws (3)
3.1	Form of Warrant (2)
3.2	Form of Warrant (5)
4.1	Subscription Agreement (2)
4.2	Subscription Agreement (5)
6.1	Stock Award Agreement (1)
6.2	Hello Bar, LLC Letter of Intent (1)
6.3	Hello Bar, LLC Purchase Agreement (3)
6.4	Super Voting Common Stock Purchase Agreement Ryan Bettencourt (4)
6.5	Super Voting Common Stock Purchase Agreement Michael Kamo (4)
6.6	Super Voting Common Stock Purchase Agreement Keiran Flanigan (4)
6.7	Super Voting Common Stock Purchase Agreement Grant Bostrom (4)
6.8	Employment Agreement of Caleb Green (5)
8.	Escrow Agreement (4)

____________

(1) Filed as an exhibit to the Legion Works, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11169 and incorporated herein by reference).

(2) Filed as an exhibit to the Legion Works, Inc. Report on Form 1-U (filed December 28, 2020, and incorporated herein by reference).

(3) Filed as an exhibit to the Legion Works, Inc. Report on Form 1-U (filed January 7, 2021, and incorporated herein by reference).

(4) Filed as an exhibit to the Legion Works, Inc. Annual Report on Form 1-K (filed April 30, 2021, and incorporated herein by reference).

(5) Filed as an exhibit to the Legion Works, Inc. Annual Report on Form 1-K (filed July 5, 2022, and incorporated herein by reference).

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-SA and has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on September 25, 2023.

Legion Works, Inc.

Date: September 25, 2023	By:	/s/ Ryan Bettencourt
Ryan Bettencourt CEO of Legion Works, Inc.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated

Date: September 25, 2023	By:	/s/ Ryan Bettencourt
Ryan Bettencourt
Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Director

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